APPROVAL OF FIDELITY BOND

RESOLVED: That Board of Trustees (all Trustees voting), and all the Independent Trustees separately, hereby authorize and direct the officers of the Trust, and each of them individually to (a) renew the Trust’s current fidelity bond pursuant to Rule 17g-1 (the “Fidelity Bond”) with one of the following carriers: Chubb, The Hartford, AIG, or St. Paul Travelers; under terms substantially similar to those currently in effect and subject to annual premium payments that are no more than 10% greater than the current annual premium for the Fidelity Bond, and (b) should the officers be unable to renew the Fidelity Bond under the foregoing terms, present alternative terms for the Fidelity Bond to the Board of Trustees for approval.

RESOLVED: That it is the finding of the Board of Trustees (all Trustees voting), and of all the Independent Trustees separately, after having given due consideration to the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio, that a fidelity bond in the amount of $1,000,000 (or such greater amount as may be required under Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940) covering officers and employees of the Trust in accordance with the requirements of such Rule 17g-1, in substantially the form presented to this meeting, is reasonable in form and amount, and that, subject to the foregoing resolution, such bond be, and it hereby is, approved.

RESOLVED: That the officers of the Trust be, and each hereby is, directed to file copies of the executed fidelity bond and any and all amendments to the fidelity bond with the Securities and Exchange Commission and make such other filings and give such notices as are required under paragraph (g) of Rule 17g-1 under the 1940 Act.